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November 2, 2006

Michele M. Anderson, Esq.	VIA EDGAR
Legal Branch Chief
Mail Stop: 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Talk America Holdings, Inc. (the “Company” or “Talk America”)
Preliminary Proxy Statement on Schedule 14A
Filed on October 2, 2006
File No. 0-26728

Dear Ms. Anderson:

On behalf of Talk America Holdings, Inc. (“Talk America” or the “Company”), we submit this letter setting forth Talk America’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 26, 2006 (the “Staff Letter”), relating to the Company’s preliminary proxy statement on Schedule 14A filed on October 2, 2006 (the “Preliminary Proxy Statement”).

In response to a number of the comments in the Staff Letter, the Company has agreed to change or supplement the disclosures in the Preliminary Proxy Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because it believes that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Company has also indicated in a number of the responses that it believes that no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands the Staff's comments, even where the Staff requests or suggests a disclosure change, to be based on the Staff's understanding based on the information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided.

The information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information, as applicable. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Preliminary Proxy Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

The Company is submitting herewith an amended Preliminary Proxy Statement marked to show changes to the Preliminary Proxy Statement in response to the Staff’s comments in the Staff Letter and certain other modifications.

To assist the Staff’s review of Talk America’s responses, the Staff’s comments have been set forth verbatim in bold face below, and Talk America’s responses are set out immediately following the applicable comment. Except as otherwise indicated, page references in the responses below are to pages of the amended Preliminary Proxy Statement.

Summary, page 1

1.
Revise the disclosure under “Interests of the Company’s Directors and Executive Officers in the Merger” on page 4 to disclose the aggregate dollar amount of the cash payable to your executive officers and directors for the shares underlying their options.

The disclosure on page 4 has been amended in response to the Staff’s comment. (see page 4)

The Special Meeting, page 11

2.
Your disclosure under “Adjournments and Postponements” indicates that you may adjourn or postpone the meeting for the purpose of soliciting additional proxies. Please note the staff’s view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

The Preliminary Proxy Statement has been revised to include a proposal to adjourn or postpone the Special Meeting as a matter for consideration and vote. In addition, changes have been made to accommodate voting of proxies by telephone and Internet, in addition to by mail return of a signed proxy card. (see Notice and page 2)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

The Merger, page 12

Background of the Merger, page 12

3.
We note that you engaged the Blackstone Group to provide you not only with a fairness opinion, but also to advise you on strategic alternatives, including (1) continuing as a standalone entity, (2) growing through acquisitions, with a review of several acquisition candidates, and (3) sale of the company. Except with respect to the proposed transaction involving Cavalier, there is very little discussion of the board’s consideration for any strategic alternatives. Please expand the disclosure to address any and all strategic alternatives considered, including the offer submitted by Sun Capital, and why they were ultimately rejected. In providing this expanded disclosure, please address the following, which is not meant to be exhaustive:

•
board consideration for continuing as a standalone entity in light of your recent strategy shift to the marketing of bundle of broadband and voice services, including enhanced background for reasons behind such strategy shift;

•	board consideration given to the various strategic alternatives in light of the downward revision to your public financial guidance, including the reasons for, and magnitude of, the revisions; and

•
board consideration given to the strategic alternatives, including the proposed merger, in light of the costs and benefits of being a public company versus the costs and benefits of being a private company.

The disclosure under “The Merger - Background of the Merger,” together with that under “The Merger - Reasons for the Merger” has been expanded regarding the consideration of strategic alternatives generally, including the Staff’s more specific comments, as well as other matters. (see pages 13-19)

4.
We note that you authorized the Blackstone Group to conduct discussions with a “limited group” of potential acquirers. Please define “limited group,” including the number of such acquirers, the nature of the acquirers (e.g., public versus private), and the reasons why the group was limited. Also revise the disclosure on page 15 to describe the extent to which Blackstone broadened the survey of potential acquirors.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

Disclosure has been added regarding the number and nature of the potential acquirers that the Blackstone Group was authorized to conduct discussions, reasons why the group was limited and the broadening of Blackstone’s survey. (see page 17)

5.
Please elaborate on the substance of the September 5, 2006 meeting during which Mr. Meyercord met with members of Cavalier’s board and management to discuss the company’s business and overall industry dynamics.

The discussion regarding the September 5, 2006 meeting between Mr. Meyercord and members of Cavalier’s board and management has been expanded. (see page 16)

6.	Expand to discuss the specific issues that Mr. Evans presented to Mr. Battista which adversely affected Cavalier’s previous valuation of the company as noted on page 14.

Disclosure has been added regarding the issues that Mr. Evans presented to Mr. Battista that Mr. Evans stated had adversely affected Cavalier’s previous valuation of the Company. (see page 16)

7.	Explain the relevance and significance of the forbearance petition filed by Verizon as discussed on page 14.

Expanded disclosure regarding the Verizon forbearance petition has been added. (see pages 16-17)

8.	Please update the disclosure regarding the Sun Capital offer in light of your Form 8-K filed October 23, 2006, including any reasons indicated by Sun Capital for withdrawing its competing offer.

The disclosure regarding the Sun Capital offer has been updated, including a summary of such reasons as were indicated by Sun Capital for withdrawing as a potential purchaser. (see page 17)

9.
You indicate in the Form 8-K filed October 23 that certain shareholders have filed lawsuits enjoining the proposed merger and alleging breaches of fiduciary duty. Please revise to provide updated disclosure of the nature and status of these lawsuits and discuss the potential effect of the lawsuits on the conditions to completing the merger.

We have added disclosure regarding the five lawsuits of which we are currently aware with respect to the merger. (see pages 27-28)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

Reasons for the Merger, page 15

10.
Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as “the Company’s business operations, financial condition, strategy and prospects...” are not sufficient. You should explain how each factor supports or does not support the decision to approve the merger. In addition to our above comment regarding expanded disclosure of the background for the merger, please elaborate on the following reasons for the merger:

•
the potential value that might result from other alternatives available to the company, including the alternative of remaining a stand-alone, independent company, as well as the risks and uncertainties associated with those alternatives;

•
the consideration offered in the merger compared to the company’s stand-alone value, particularly in light of developments and anticipated developments in the company’s business and competitive position and in the competitive local exchange industry generally, and in light of board concerns as to the prospects of successful implementation of the company’s recently revised marketing strategy and the ability of management to achieve their forecasted results;

•	the efforts made by the company and its advisors to negotiate and execute a merger agreement favorable to the company; and

•
the financial and other terms and conditions of the merger agreement as reviewed by our board of directors with our financial and legal advisors and the fact that these terms and conditions were the product of arm’s-length, negotiations between the parties.

The disclosure under the heading, “The Merger - Reasons for the Merger,” has been reformatted to better present the factors as supportive or non-supportive of the board’s decision and to elaborate on the discussion of the various factors. (see pages 17-19)

11.	Revise the sixth bullet point to quantify the premiums that the merger consideration represents.

This point in the reformatted disclosure has been revised to quantify the premiums. (see pages 17-18)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

Opinion of the Blackstone Group L.P., page 16

12.	Disclose any instructions or limitations regarding the fairness opinion that the board provided to Blackstone. See Item 1015(b)(6) of Regulation M-A.

Disclosure has been added to the first paragraph under the heading “The Merger - Opinion of the Blackstone Group L.P.” in response to this comment. (see page 20)

13.	Indicate whether Blackstone recommended the amount of consideration to be paid in the transaction in accordance with Item 1015(b)(5) of Regulation M-A.

In response to this comment, disclosure has been added stating that Blackstone did not recommended any specific amount of consideration to be paid in the transaction. (see page 22)

14.
We note the disclaimer that “Blackstone did not assume any responsibility or liability for the accuracy or completeness” of financial projections and other information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead, you may caution readers not to “unduly rely” or place “undue certainty” on the projections and other data. Please revise both the disclosure in this section and the identical language in Blackstone’s opinion letter appearing as Annex B.

We respectfully disagree with the Staff’s comment. The referenced disclaimer represents a limitation on Blackstone’s opinion that we believe to be appropriately disclosed. It is customary for a financial advisor expressly not to assume responsibility or liability for financial projections and other information prepared by Company management and furnished to it in connection with the rendering of its opinion. We further note that the disclosure relates solely to Blackstone and is not a disclaimer by the Company.

15.
As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees Blackstone will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure on page 3. Also revise any references to the advisor’s opinion appearing in ”Reasons for the Merger” to address these contingent payments. In addition, disclose the compensation that the advisor received for the services it provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Disclosure has been added, where required, to provide the amount of fees, including any contingent fee upon completion of the merger, that Blackstone will receive in connection with the merger. (see page 26) Disclosure also has been added, where required, as to any fees paid to Blackstone during the past two years. (see page 26)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

16.
To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

In response to the Staff’s request, the disclosure under “The Merger - Opinion of The Blackstone Group L.P.” has been revised generally to provide additional explanations, detail and clarity regarding the various analyses and methodologies used by Blackstone and to eliminate financial jargon and avoid unnecessary financial terms. (see pages 20-26) We respectfully submit that no response is warranted with respect to the conclusions that stockholders should draw from the analyses performed by Blackstone. These analyses were performed for the benefit of the Company’s board of directors, and, as disclosed on pages 17-18 of the Preliminary Proxy Statement, were among many factors considered by the Company’s board of directors in its evaluation of the proposed merger. Furthermore, Blackstone did not reach any separate conclusions based on any particular analysis, but rather came to a single conclusion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock in the proposed merger based on Blackstone’s experience and professional judgment and all of the analyses and information available to it taken together.

Interests of the Company’s Directors and Executive Officers in the Merger, page 23

17.
If available, provide updated information with respect to any employment agreements that your executive officers have entered into with Cavalier, including quantified disclosure about the number of options to be granted to each executive officer. Also disclose, both individually and in the aggregate, the bonus payments that the board will grant to your executive officers at or prior to the closing date of the merger. In light of Messrs. Meyercord, Braselle, Earhart, Leonard and Wanye’s contemplated future role with Cavalier as evidenced on page 25, please tell us what consideration you have given to whether this transaction implicates Rule 13e-3 and the filing and disclosure requirements of Schedule 13E-3.

We respectfully supplementally advise the Staff that, except for the consideration of Mr. Meyercord as a Cavalier board member, which is noted in the Preliminary Proxy Statement, there has been no further development regarding the employment agreements that may be entered into by the Company’s executive officers with Cavalier. We further supplementally advise the Staff that the Company’s board has not yet made any determination as to the payment of any bonuses; notwithstanding, disclosure has been added indicating that it is possible that all of the permitted bonuses could be awarded and that all could be awarded to some or all of the executive officers. (see page 31) The foregoing information will be updated as appropriate and if available when the Company’s definitive proxy statement is filed.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

Rule 13e-3:
We respectfully supplementally advise the Staff that because none of the stockholders, officers or directors of Talk America “control” Cavalier or will “control” Cavalier following the proposed merger, (a) neither Talk America nor any of its “affiliates” should be deemed to be engaged, either directly or indirectly, in a going private transaction, and (b) the proposed merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) under the Exchange Act.

The Staff has noted that a “Rule 13e-3 transaction” “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction…” See, Exchange Act Release No. 34-17719 (Apr. 13, 1981)(emphasis added). To determine whether management is “on both sides” of a transaction, the Staff has deemed important whether the issuer’s management ultimately would (a) hold a material amount of the surviving company’s outstanding equity securities, (b) occupy seats on the board of the company in addition to senior management positions, and (c) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”). See Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000).

Talk America is not engaged, either directly or indirectly, in the proposed merger as an acquiring party and, based on the foregoing criteria, we believe it is clear that none of Talk America’s management or directors should be deemed to be standing on “both sides” of the proposed merger.

Management does not own and will not hold a material amount of Cavalier’s outstanding equity securities. After the proposed merger is consummated and if the management members enter into employment agreements with Cavalier, they expect to receive options to purchase equity securities of Cavalier. Other than these options that may be acquired, management does not own any equity interest in Cavalier, which is and has been, an existing operating company with significant, controlling shareholders. Talk America management’s expected equity participation in Cavalier is very limited, which will not permit such management to “control” or even share in “control” of Cavalier or the surviving company in the merger and therefore should not be deemed material.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

Potential employment arrangements do not make Talk America management “affiliates” of the purchaser. As noted above, the Staff has deemed important whether management would occupy seats on the board of the company in addition to senior management positions following the proposed merger.

As disclosed in the Preliminary Proxy Statement, although no definitive arrangements in respect of continued employment have yet been agreed with Talk America management, Cavalier expects to enter into employment agreements with each of Messrs. Meyercord, Braselle, Earhart, Leonard and Wayne. Mr. Meyercord would serve as Chief Executive Officer, reporting to Mr. Evans, who would become Cavalier’s Executive Chairman of its board of directors. Each of Messrs. Braselle, Earhart, Leonard and Wayne would serve in substantially the same capacities for Cavalier as each has been serving for Talk America. We understand that Mr. Meyercord may be invited to join the Cavalier board but that no decisions have yet been made as to this by Cavalier or its controlling stockholders. We further understand that there has been no suggestion that any of the other members of management are anticipated to be considered as board members. The Cavalier enployment arrangements, if they are entered into, are expected to reflect terms no more favorable than their existing arrangements with Talk America and, except for the possibility, as noted above, of Mr. Meyercord’s becoming a director, none of Talk America’s management will occupy seats on the board of Cavalier. In Footnote 6 to Release 34-16075, the Staff stated that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Similarly, in Example 3, Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997), the Staff identified increases in consideration to be received by management and alterations in management’s executive agreements favorable to such management, in addition to the equity participation and board representation of management, as relevant to determining whether a Schedule 13E-3 “may” be required as a result of management continuity. Talk America respectfully submits that because the contemplated arrangements are “reasonable and customary” and, the terms are expected to be no more favorable than their existing arrangements with Talk America, existing SEC guidance supports the conclusion that Talk America management should not be viewed as “affiliates” of Cavalier.

 Other considerations. We respectfully note that none of the possibilities for abuse normally associated with a “Rule 13e-3 transaction” are present with respect to the proposed merger. As described in Exchange Act Release No. 34-17719 (Apr. 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

As described in detail in the section entitled “The Merger - Background of the Merger,” the negotiations between Talk America and Cavalier were arm’s-length negotiations led directly by Mr. Battista and other independent directors of Talk America. Neither Mr. Meyercord nor any other member of management participated in the review and deliberations of the Talk America Board in respect of the proposed merger or the decision to approve the merger agreement. Talk America’s board of directors also reviewed with Blackstone the results of Blackstone’s inquiries to other potential acquirers of Talk America and found a lack of interest in the acquisition of the Talk America generally and specifically at any value level comparable to the values being discussed with Cavalier.

Furthermore, at the time the price and other material terms of the merger agreement were negotiated, no definitive understandings with respect to continued management employment existed.

Additionally, shareholders of Talk America will be entitled to vote on the proposed merger. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, this is not the case in the proposed merger. In fact, members of Talk America’s management together own in the aggregate only approximately 0.5% of Talk America’s common stock, an amount insufficient to affect the outcome of the vote on the merger agreement and related transactions.

Given these facts, none of the objectives of Rule 13e-3 would be furthered if the Rule were deemed applicable to the proposed merger.

The Merger Agreement, page 27

18.
We note your statement in the first paragraph that the inclusion of the merger agreement “is not intended to provide any other factual information about the Company or the Parent.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

The referenced sentence has been removed. (see page 33)

19.
Provide additional details about the meaning of the condition relating to “a defined minimum financial performance measure based on [y]our operating income for the quarter ended September 30, 2006 as adjusted for a number of items.” To the extent your financial results are already available for the period ended September 30, 2006, indicate whether you have satisfied this condition.

Disclosure detailing the “defined minimum financial performance measure” has been added, as well as a statement, based on currently available information, as to the expected satisfaction of the condition, which statement will be updated as appropriate and if available when the Company’s definitive proxy statement is filed. (see page 43)

Closing Statements

A.   A marked copy of the Preliminary Proxy Statement is being furnished by EDGAR correspondence filing, showing the changes made to the form thereof filed by the Company on October 2, 2006.

B.    A copy of the Company’s written acknowledgment statement, as requested, is being provided by EDGAR correspondence filing.

C.    Besides the revisions made in response to the Staff’s comments, the Preliminary Proxy Statement has been revised to include the following disclosure:

•
The Notice of Special Meeting of Stockholders, the discussion under the heading “The Special Meeting - Proxies; Revocation” and the form of Proxy Card have been revised and expanded, principally, as noted above, to reflect the additions of the adjournment proposal and the provisions for telephone and internet voting. (see Notice and page 13)

•	A Table of Contents has been added.

•	Disclosure under the heading “The Merger - Interests of the Company’s Directors and Executive Officers in the Merger” has been updated as of October 31, 2006. (see pages 28-30)

•	Disclosure under the heading “The Merger - Regulatory Approvals” has been updated. (see pages 32-33)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006

•	Market prices of the Company’s stock as of the last trading day before the Sun Capital Proposal and the day on which Sun Capital withdrew its proposal have been added. (see pages 47-48)

•	Disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” has been updated as of October 31, 2006. (see pages 48-50)

•	Disclosure regarding submission of stockholder proposals at the Company’s 2007 annual meeting of stockholders, should the merger not have been consummated, has been added. (see page 52-53)

The Company hopes to first mail the definitive proxy statement on November 10, 2006; in order to do this, we understand that the proxy statement must be in final form by Tuesday, November 7. Thank you for your kind consideration.

Please contact the undersigned, Jonathan C. Stapleton, at (212) 626-4319 (direct fax: 212 310-1745) if you have any questions or require additional information.

Very truly yours,

/s/ Jonathan C. Stapleton

Jonathan C. Stapleton

cc:	Aloysius T. Lawn, IV (Talk America Holdings, Inc.)
William A. Bennett, Esq. (Division of Corporation Finance, SEC)

Michele M. Anderson, Esq., Securities and Exchange Commission
November 2, 2006